BERUSCHI & COMPANY

Barristers & Solicitors


02002711

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

December 12, 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Ballad Ventures Ltd. (the "Issuer")
(formerly Ballad Enterprises Ltd.)
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since October 3, 2001:

A. Copy of Form 19 Special Resolution dated September 24, 2001 altering the memorandum of the Issuer to change the Issuer' name from Ballad Enterprises Ltd. to Ballad Ventures Ltd.

B. Copy of Letter of Transmittal sent to shareholders;

C. Annual Report (Form 16) filed with the British Columbia Registrar of Companies.

D. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended September 30, 2001 with relevant Quarterly report on BC Form 51-901F

E. Copies of news releases issued during the relevant period.

F. Copies of BC Forms 53-901F (formerly Form 27) filed with the British Columbia and Alberta Securities Commissions.

dlw 1/31

G. Copy of Canadian Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: 

GWEN WEGNER
Paralegal

Enclosures

Certificate of
Incorporation No. 75655

FORM 19 (Section 348)

COMPANY ACT

SPECIAL RESOLUTIONS

The following Special Resolutions were passed by the members of the undermentioned Company on the date stated:

Name of Company: **Ballad Enterprises Ltd.**

Date Resolutions Passed: April 5, 2001

Resolutions:

"UPON MOTION duly made and seconded, IT WAS RESOLVED by Special Resolution that:

(i) the Company consolidate all of its common shares without par value from 99,865,000 shares without par value, of which 20,462,000 shares are issued and outstanding, into 33,288,333.33 shares without par value, of which 6,820,666.66 shares will be issued and outstanding, every three (3) of such shares before consolidation being consolidated into one (1) share without par value; and

(ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

UPON MOTION duly made and seconded, IT WAS RESOLVED by Special Resolution that:

(i) the name of the Company be changed from Ballad Enterprises Ltd. to Ballad Ventures Ltd. or such other name as the Board of Directors may approve; and

(ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein;"

The Altered Memorandum is attached.

CERTIFIED A TRUE COPY this 24th day of September, 2001.



Anthony J. Beruschi

Solicitor

(Relationship to Company)

"COMPANY ACT"

BALLAD VENTURES LTD.

ALTERED MEMORANDUM

(as altered by Special Resolution passed April 5, 2001)

1. The name of the Company is BALLAD VENTURES LTD.

2. The authorized capital of the Company consists of ONE HUNDRED MILLION (100,000,000) common shares without par value.

82-4000

BALLAD ENTERPRISES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Telephone: (604) 682-7159

CONSOLIDATION AND NAME CHANGE OF BALLAD ENTERPRISES LTD.

TO STOCKHOLDERS OF BALLAD ENTERPRISES LTD.

At an Extraordinary General Meeting of Members of the Company held on April 5, 2001, members of the Company approved, by way of Special Resolution, a change of the Company's name to **Ballad Ventures Ltd.** and a consolidation of the Company's shares with every three (3) common shares of Ballad Enterprises Ltd. being consolidated into one (1) common share of Ballad Ventures Ltd.

Accompanying this Notice is a Letter of Transmittal which should be completed and returned as soon as possible together with your present certificates of Ballad Enterprises Ltd. in person or by registered mail to the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

This Letter of Transmittal contains explanatory notes which should be carefully read and understood by each stockholder forwarding share certificates to Pacific Corporate Trust Company and stockholders are urged to forward their certificates, for their own protection, by registered mail.

The effective date of the name change and consolidation is November 16, 2001.

Dated this 15th day of November, 2001.

BALLAD ENTERPRISES LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi, President

LETTER OF TRANSMITTAL

TO: Pacific Corporate Trust Company, Stock Transfer Department
10th Floor - 625 Howe Street
Vancouver, BC V6C 3B8

Re: Ballad Enterprises Ltd.

Dear Sirs:

The undersigned, representing that he has full power to do so, hereby delivers to you the following share certificate(s) of **Ballad Enterprises Ltd.** for shares in **Ballad Ventures Ltd.**:

Certificate Number	Registered Holder	Number of Shares

The shares represented by the above certificate(s) are hereby surrendered in exchange for shares as issued by consolidation on the basis that ONE (1) share of **Ballad Ventures Ltd.**, the consolidated company, will be issued for every THREE (3) shares of **Ballad Enterprises Ltd.** previously issued and hereby surrendered.

You are hereby authorized and directed to issue new share certificate(s) of **Ballad Ventures Ltd.** in the name and address shown below.

PLEASE PRINT CLEARLY

____
(Registered in the Name of)

____
(Street and Number) (City) (Province) (Postal Code)

Dated this _______ day of ________________, 2001.

____
Signature of Stockholder

NOTE:

This Transmittal Letter, together with your share certificate(s), should be delivered in person or sent by registered mail to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and not the business or registered office of the Company. SEE EXPLANATORY NOTES ON THE REVERSE SIDE HEREOF.

EXPLANATORY NOTES

1. CERTIFICATE(S) WHICH MUST BE ENDORSED

If you request that certificate(s) be registered in the name or names other than the name shown on the face of the certificate(s) surrendered, such certificate(s) must be properly endorsed in the place provided on the back thereof and the signature must be guaranteed by a Canadian chartered bank or Medallion signature guaranteed by a bank or brokerage firm, or in some other manner satisfactory to Pacific Corporate Trust Company.

2. CERTIFICATES NOT TO BE ENDORSED

Certificates need not be endorsed if the new certificates are requested in the same name as that shown on the face of the certificate surrendered.

3. CHARGE FOR NEW CERTIFICATES

Each registered stockholder of **Ballad Enterprises Ltd.** is entitled, without charge, to have issued to him one certificate under the Company's consolidated name of **Ballad Ventures Ltd.**, for each certificate surrendered that is to be issued in the same name as that shown on the certificate surrendered. A fee of $4.25, however, must be remitted for each additional certificate required.

4. FRACTIONS

No fractional shares will be issued. Share certificates will not be rounded up to the next highest number.

82-4000



BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd floor – 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Telephone: (250) 356-8626
Hours: 8:30 – 4:30 Monday to Friday

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

Instructions for completion on reverse.
Attach an additional sheet if more space is required.

Filing Fee $35.00 Page of

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

BALLAD ENERPRISES LTD.
501 – 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

C CERTIFICATE OF INCORPORATION NUMBER
75655

D DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1967 AUGUST 22

E IS THIS A REPORTING COMPANY?
YES

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2001 AUGUST 22

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS – List all directors' names and addresses

LAST NAME	FIRST NAME & INITIALS (IF ANY)	RESIDENTIAL ADDRESS / CITY / PROVINCE	POSTAL CODE
BERUSCHI,	ANTHONY J.	320 9TH STREET REVELSTOKE BC	V0E2S0
HARRIS,	BRIAN	4760 WILLIAMS ROAD RICHMOND BC	V7E1J9
ROLAND,	RAYMOND W.	305 1132 HARO STREET VANCOUVER BC	V6E1C9

J OFFICERS – List all officers' names, addresses and titles

LAST NAME	FIRST NAME & INITIALS (IF ANY)	RESIDENTIAL ADDRESS	POSTAL CODE
PRESIDENT/CEO BERUSCHI,	ANTHONY J.	320 9TH. STREET REVELSTOKE BC	V0E2S0
SECRETARY/ CHIEF FINANCIAL OFFICER ROLAND,	RAYMOND W.	305 1132 HARO STREET VANCOUVER BC	V6E1C9
HARRIS, VICE PRESIDENT-TECHNOLOGY	BRIAN	4760 WILLIAMS ROAD RICHMOND BC	V7E1J9
McCROSSAN, VICE PRESIDENT-EXPLORATION	ED	204 1225 BARCLAY VANCOUVER BC	V6E1H5

K CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED Y M D: 01 11 19

FIN 718/H Rev. 97/6/16 (Prescribed)



British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51 -901 F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

02 JAN 25 AM

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only

Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

Provide the following information for the year-to-date period:

(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

Provide the following information as at the end of the reporting period:

(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and

(b) number and recorded value for shares issued and outstanding

(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

(d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. *Subsequent Events*

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are f iled under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
Ballad Ventures Ltd. (formerly Ballad Enterprises Ltd.)		September 30, 2001	01/11/28
ISSUER'S ADDRESS			
# 501 – 905 West Pender Street			
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver BC	V6C 1L6	(604) 669-5886	(604) 682-7159
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.
Anthony Beruschi	Director		(604) 682-7159
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
info@balladnet.com	N/A		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
"Anthony Beruschi"	ANTHONY BERUSCHI	0 1 1 1 2 9
"Raymond Roland"	RAY ROLAND	0 1 1 1 2 9

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd)
QUARTERLY REPORT
for the period ended September 30, 2001

Schedule A. Financial Statements
- See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs for the current fiscal year to date:

   General and administrative expenses
   - See consolidated financial statements attached

   Deferred exploration expenses:

   Geological consulting $5,835

2. Related party transactions:
   - See Note 3 to the consolidated financial statements attached

3. Summary of securities issued and options granted during the period:
   a) Summary of securities issued during the period: Nil

   b) Summary of options granted during the period: Nil

4. Summary of securities as at the end of the period:

   a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion
      - See Note 2 to the consolidated financial statements
   b) Number and recorded value for shares issued and outstanding
      - See Note 2 to the consolidated financial statements
   c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
      - See Note 2 to the consolidated financial statements
   d) Number of shares in each class of shares subject to escrow or pooling agreements
      - Nil

5. List the names of the directors and officers: Anthony Beruschi, Director and President
   Raymond Roland, Director, CFO and Corporate Secretary
   Brian Harris, Director

Schedule C: Management Discussion
- See attached

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
QUARTERLY REPORT
for the period ended September 30, 2001

Schedule C: Management Discussion

RESULTS OF OPERATIONS

Issuer conducts natural resource exploration and development operations with interests in base and precious metal exploration and development properties in Peru. Issuer is also actively reviewing business opportunities in the emerging technology business sector, particularly internet-based investment opportunities. Issuer does not have properties, which are in production, and consequently, Issuer does not have operating income or cash flow from its resource operations. Issuer does not currently hold any interests in technology businesses.

For the nine month period ended September 30, 2001, Issuer incurred a net loss of $298,725 ($ 0.01 per share), as compared to a loss of $ 350,461 ($ 0.01 per share) for the comparative period in 2000

RESOURCE PROPERTIES

As at September 30,2001, Issuer held interests in two resource properties in Peru, the Roberto and Freddy properties in the Peruvian province of Huancaveilea. These property areas were acquired with other property areas from TVX Gold Inc. in 1997. On May 15, 2000, the buy-back right of TVX to 35 property areas held by Issuer expired.

Subsequently, because of market conditions and increased carrying costs associated with increased fees payable to the Peruvian government Issuer has written off the balance of its Peruvian properties and allowed these property areas to lapse in June 2001. In March , 2001 Issuer entered into a memorandum of understanding with Cominco Peru ("Cominco") whereby Cominco may earn up to a 65% interest in the Roberto and Freddy property areas by making cash payments totaling US $ 240,000 and incurring cumulative exploration expenditures of $ 650,000 US.

MANAGEMENT

Messrs. A. Beruschi, R. Roland and B. Harris are directors of Ballad. Mr. Beruschi is the President and Chief Executive Officer. Mr. Harris is Vice-President of Technology.

INVESTOR RELATIONS

Michael Baybak and Company, Inc. ("Mr. Baybak") and Mr. George Duggan, both of Los Angeles, California, have agreed to provide investor relations activities to Issuer. Mr. Baybak has agreed to provide corporate public relations services to Issuer for monthly remuneration of $ 2,500 US while Mr. Duggan has agreed to provide financial and media consulting services to Issuer for $ 1,000 US per month. The Issuer entered into an agreement with Inova Financial Corporation to provide investor relation services commencing July 9,2001. Monthly remuneration is $2,500.00

RELATED PARTY TRANSACTIONS

For the nine-month period ending September 30, 2001, Issuer incurred $ 30,595 in related party transactions, as compared to $102,807 for the comparative period in 2000.

SUBSEQUENT EVENTS

On September 24, 2001 Issuer announced that it was completing the 1 for 3 share consolidation approved at the company's extraordinary general meeting held on April 5, 2001. This consolidation was completed on November 15, 2001. Coincidentally Issuer announced it was changing its name from Ballad Enterprises Ltd. to Ballad Ventures Ltd. effective November 16, 2001.

OUTLOOK

Issuer remains active in natural resource exploration and maintains an interest in the Roberto and Freddy property areas in Peru. Exploration is proceeding on these properties by Ballad's joint venture partner, Cominco and a report on activity and findings to date is due on November 30, 2001. Issuer has begun reviewing other resource property interest and plans to maintain its South American database and contacts for possible future activities.

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2001 and 2000

(Unaudited – Prepared by Management)

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
CONSOLIDATED BALANCE SHEETS
September 30, 2001 and December 31, 2000
(Unaudited – Prepared by Management)

ASSETS	2001	2000 (Audited)
Current		
Cash	$ 4,715	$ 23,008
Marketable securities	6,000	6,000
Accounts receivable	10,886	34,723
Prepaid expenses	2,716	2,125
	24,317	65,856
Capital assets	6,695	8,259
Resource properties	38,016	62,945
	$ 69,028	$ 137,060
LIABILITIES		
Current		
Accounts payable – Note 3	$ 1,017,847	$ 787,154
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 2	9,968,152	9,968,152
Deficit	(10,916,971)	(10,618,246)
	(948,819)	(650,094)
	$ 69,028	$ 137,060

APPROVED BY THE DIRECTORS

"Anthony J. Beruschi" , Director "Raymond Roland" , Director

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited – Prepared by Management)

	3RD QUARTER three-month period ended September 30th		YEAR-TO-DATE nine-month period ended September 30th	
	2001	2000	2001	2000
Administrative Expenses				
Accounting and audit	$ 18,350	$ 4,950	$ 22,350	$ 31,225
Amortization	516	493	1,564	1,589
Consulting fees – Note 3	10,500	9,000	38,000	27,000
Filing fees	2,059	4,965	2,899	11,210
Interest, foreign exchange – Note 3	25,569	16,994	62,313	56,157
Legal – Note 3	5,913	9,654	18,808	58,149
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous – Note 3	12,023	6,980	31,165	24,265
Rent	9,300	9,300	27,900	27,900
Salaries	4,439	13,823	29,959	31,488
Shareholder communication	7,500	4,959	31,500	40,456
Transfer agent	749	1,347	1,825	4,761
Travel and promotion – Note 3	820	811	3,403	2,856
Loss before other	105,238	90,776	294,186	339,556
Other				
Loss on write-off of accounts receivable	-	-	-	1,605
Resource property investigation costs	-	-	4,539	9,300
Net loss for the period	$ 105,238	$ 90,776	298,725	350,461
Deficit, beginning of period			10,618,246	9,453,423
Deficit, end of period			$ 10,916,971	$ 9,803,884
Loss per share	$ 0.01	$ 0.01	$ 0. 01	$ 0.05

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	3RD QUARTER three-month period ended September 30th		YEAR-TO-DATE nine-month period ended September 30th	
	2001	2000	2001	2000
Operating Activities				
Net loss for the period	$ (105,238)	$ (90,776)	$ (298,725)	$ (350,461)
Add (deduct) items not affecting cash:				
Amortization	516	493	1,564	1,589
Write-off of accounts receivable	-	-	-	1,605
	(104,722)	(90,283)	(297,161)	(347,267)
Changes in non-cash working capital balances related to operations:				
Accounts receivable	5,063	9,651	23,837	(24,476)
Advances receivable	-	(41,100)	-	(262,172)
Prepaid expenses	159	(17,654)	(591)	(19,611)
Accounts payable	105,817	(190,960)	230,693	(275,451)
	6,317	(330,346)	(43,222)	(928,977)
Investing Activities				
Acquisition of capital assets		(1,098)		(1,098)
Deferred exploration expenditures	(5,835)	(6,374)	(5,835)	(9,355)
Concession fees	-	(288)	-	(15,085)
Resource properties costs	-	-	30,764	-
	(5,835)	(7,760)	24,929	(25,538)
Financing Activity				
Common shares	-	-	-	1,009,163
Increase (decrease) in cash during the period	482	(338,106)	(18,293)	54,648
Cash, beginning of period	4,233	394,947	23,008	2,193
Cash, end of period	$ 4,715	$ 56,841	$ 4,715	$ 56,841

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2001 and 2000
(Unaudited – Prepared by Management)

Note 1 Interim Financial Statements

While the information presented in these interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2000 financial statements. It is suggested that these interim financial statements be read in conjunction with the company's annual December 31, 2000 financial statements.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 1999 and 1998		16,165,456	8,767,331
For cash:			
- pursuant to the exercise of options	– at $0.30	1,421,545	426,462
	– at $0.41	30,000	12,300
- pursuant to the exercise of warrants	– at $0.29	760,000	220,400
- pursuant to a private placement	– at $0.22	1,590,909	350,000
Pursuant to debt settlements	– at $0.30	99,255	29,777
Pursuant to debt settlements	– at $0.41	394,835	161,882
Balance, December 31,2000 and September 30, 2001		20,462,000	9,968,152

Commitments:

Share Purchase Warrants

At September 30, 2001, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
1,590,909	$0.26	March 6, 2002

Note 2 Share Capital – cont'd

Commitments – cont'd

Stock-based Compensation Plan

The company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the company's stock on the date of the grant.

A summary of the status of the stock option plan as of September 30, 2001 and December 31, 2000 is presented below:

	September 30, 2001	
	Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999	150,000	$0.55
Granted	3,288,645	$0.34
Exercised	(1,451,545)	$0.30
Expired/cancelled	(186,000)	$0.55
Options outstanding and exercisable at December 31, 2000 and September 30, 2001	1,801,100	$0.39

The following table summarizes information about stock options outstanding at September 30, 2001:

Range of Exercise Price	Number Outstanding at September 30, 2001	Weighted and Average Remaining Contracted Life
$0.30	45,000	0.75 year
$0.38	801,000	1.75 years
$0.41	955,100	1.0 year
	1,801,100	

Note 3 Related Party Transactions

During the period ended September 30, 2001, the company incurred the following costs charged by directors of the company and companies controlled by directors of the company:

	2001	2000
Consulting fees	$ 27,000	$ 27,000
Interest	18,337	30,202
Legal	9,558	44,305
Office	-	1,300
	$ 30,595	$ 102,807

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At September 30, 2001, accounts payable includes $450,337 (December 31, 2000: $392,581) due to directors of the company and companies controlled by directors of the company.

Note 4 Subsequent Events

(i) The company agreed to a 2,000,000 unit private placement at $0.05 per unit for gross proceeds of $100,000. Each unit will consist of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.10 per share for one year. A portion of the private placement may be issued on a flow-through basis. The private placement is subject to acceptance for filing by the Canadian Venture Exchange.

(ii) The company announces that it is proceeding with a 1 to 3 consolidation of its share capital.

BALLAD ENTERPRISES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

October 16, 2001

Trading Symbol: BDC
12g3-2(b): 82-4000
Standard & Poor's Listed

PROPERTY REVIEW UNDERWAY

Ballad Enterprises Ltd. wishes to announce that it is actively reviewing several potential resource property acquisitions, primarily in North America. The resource properties are primarily interests in gold exploration targets. Further particulars will be disclosed as they occur.

BALLAD ENTERPRISES LTD.



Per: ______________________
Anthony J. Beruschi, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

BALLAD ENTERPRISES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

November 15, 2001

Trading Symbol: BDC
12g3-2(b): 82-4000
Standard & Poor's Listed

SHARE CONSOLIDATION AND NAME CHANGE TO TAKE EFFECT

Ballad Enterprises Ltd. has been advised by the Canadian Venture Exchange that the previously announced 1 for 3 consolidation of its share capital and a change of the Company's name to Ballad Ventures Ltd. will become effective tomorrow November 16, 2001. The new trading symbol of the Company will be BAL. Shareholders of Ballad approved the share consolidation and name change at the Company's Extraordinary General Meeting held on April 5, 2001.

BALLAD ENTERPRISES LTD.



Per:
Anthony J. Beruschi, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

November 23, 2001

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

PRIVATE PLACEMENT

Ballad Ventures Ltd. (the "Company") announces that it has agreed to a private placement of its securities to raise $100,000 which will consist of the sale of 2,000,000 units at $0.05 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.10 per share. A portion of the private placement may be issued on a flow-through basis. The parties have agreed to enter into a voluntary pooling agreement with respect to the securities. All securities will be subject to a one-year hold period.

The proceeds of the private placement will be used for general corporate purposes.

The private placement is subject to acceptance for filing by the Canadian Venture Exchange.

BALLAD VENTURES LTD.



Per:
Anthony J. Beruschi, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Enterprises Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 16, 2001

Item 3. **Press Release**

Press Release dated October 16, 2001 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it is actively reviewing several potential resource property acquisitions, primarily in North America.

Item 5. **Full Description of Material Change**

The Issuer announces that it is actively reviewing several potential resource property acquisitions, primarily in North America. The resource properties are primarily interests in gold exploration targets. Further particulars will be disclosed as they occur.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 24th day of October, 2001.



Raymond Roland, Director

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 15, 2001

Item 3. **Press Release**

Press Release dated November 15, 2001 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the effective date of its share consolidation and name change.

Item 5. **Full Description of Material Change**

The Issuer has been advised by the Canadian Venture Exchange that the previously announced 1 for 3 consolidation of its share capital and a change of the Issuer's name to Ballad Ventures Ltd. will become effective tomorrow November 16, 2001. The new trading symbol of the Issuer will be BAL. Shareholders of the Issuer approved the share consolidation and name change at the Company's Extraordinary General Meeting held on April 5, 2001.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of November, 2001.



Anthony J. Beruschi, President

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 23, 2001

Item 3. **Press Release**

Press Release dated November 23, 2001 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces a private placement of its securities.

Item 5. **Full Description of Material Change**

The Issuer announces that it has agreed to a private placement of its securities to raise $100,000 which will consist of the sale of 2,000,000 units at $0.05 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.10 per share. A portion of the private placement may be issued on a flow-through basis. The parties have agreed to enter into a voluntary pooling agreement with respect to the securities. All securities will be subject to a one-year hold period.

The proceeds of the private placement will be used for general corporate purposes.

The private placement is subject to acceptance for filing by the Canadian Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of November, 2001.



Raymond Roland, Director

82-4000

November 15, 2001

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony Beruschi

Dear Sirs\Mesdames:

Re: BALLAD VENTURES LTD. ("BAL")
[formerly Ballad Enterprises Ltd. ("BDC")]
Name Change and Consolidation – Submission #68253

This is to confirm that pursuant to a special resolution passed by shareholders April 5, 2001, the Company has consolidated its capital on a 3 old for 1 new basis. The name of the Company has also been changed from Ballad Enterprises Ltd. to Ballad Ventures Ltd.

Effective at the opening **November 16, 2001** the common shares of Ballad Ventures Ltd. will commence trading on CDNX, and the common shares of Ballad Enterprises Ltd. will be delisted. The Company is classified as a 'Gold & Silver Mining' company.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,



Malki Haer
Analyst
Corporate Finance

MH\nl

cc: British Columbia Securities Commission, Attention: Corporate Finance
Ballad Enterprises Ltd.

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